Exhibit 12
AIRGAS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

Ratio of Earnings to Fixed Charges	2009	2010	2011	2012	2013
EARNINGS COMPUTATION:
Add:
Pretax income from continuing operations	$431,269	$314,046	$406,933	$492,166	$543,417
Fixed charges	133,847	107,843	98,542	103,227	105,651
	$565,116	$421,889	$505,475	$595,393	$649,068
Subtract:
Capitalized interest	(3,400)	(2,873)	(2,336)	(869)	(594)
Earnings for purposes of computation	$561,716	$419,016	$503,139	$594,524	$648,474
FIXED CHARGES COMPUTATION:
Interest (1)	$101,279	$74,312	$65,055	$69,715	$70,670
Estimate of the interest component of rent expense	32,568	33,531	33,487	33,512	34,981
Fixed charges for purposes of computation	$133,847	$107,843	$98,542	$103,227	$105,651
RATIO OF EARNINGS TO FIXED CHARGES	4.20X	3.89X	5.11X	5.76X	6.14X

(1) Includes interest expense, capitalized interest, amortization of capitalized financing costs and original issuance bond discounts, and discount on trade receivables securitization.